UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                FEBRUARY 26, 2010


                                  ------------

                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

NOTICE OF AGM

Annual General Meeting of Novo Nordisk A/S


ANNUAL GENERAL MEETING ON 24 MARCH 2010

The ordinary Annual General Meeting will be held on

                    Wednesday 24 March 2010 at 2.00 pm (CET)

Novo Nordisk is a healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs more than 29,300 employees in 76 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

FURTHER INFORMATION:

Media:                               Investors:

Mike Rulis                           Klaus Bulow Davidsen
Tel: (+45) 4442 3573                 Tel: (+45) 4442 3176
mike@novonordisk.com                 klda@novonordisk.com

                                     Kasper Roseeuw Poulsen
                                     Tel: (+45) 4442 4471
                                     krop@novonordisk.com

In North America:                    In North America:
Sean Clements                        Hans Rommer
Tel: (+1) 609 514 8316               Tel: (+1) 609 919 7937
secl@novonordisk.com                 hrmm@novonordisk.com



Company Announcement no 11 / 2010

THE NOTICE FOR THE ANNUAL GENERAL MEETING AND PROPOSAL FOR REVISED INCENTIVE GUIDELINES ARE ATTACHED.

APPENDIX TO NOVO NORDISK A/S' AGM COMPANY ANNOUNCEMENT DATED 26 FEBRUARY 2010

TO THE SHAREHOLDERS OF NOVO NORDISK A/S

The Company will conduct its Annual General Meeting on WEDNESDAY 24 MARCH 2010 AT 2.00 PM (CET) at Bella Center, Center Boulevard 5, 2300 Copenhagen, Denmark.

Agenda:

1. The Board of Directors' oral report on the Company's activities in the past financial year.

2.   Presentation and adoption of the audited Annual Report 2009.

3.   Approval of the remuneration of the Board of Directors for 2009 and 2010.

4. A resolution to distribute the profit according to the adopted Annual Report 2009.

5.   Election of members to the Board of Directors.
     All board members elected by the Annual General Meeting are up for election. The Board of Directors proposes re-election of the current board members elected by the Annual General Meeting: Sten Scheibye, Goran A Ando, Henrik Gurtler, Pamela J Kirby, Kurt Anker Nielsen, Hannu Ryopponen and Jorgen Wedel.

6.   Election of auditor.
     The Board of Directors proposes re-election of PricewaterhouseCoopers.

7.   Proposals from the Board of Directors:

     7.1  Amendments to the Articles of Association

          The Board of Directors proposes the following amendments to the Articles of Association:

          (A)  Amendments relating to the new Danish Companies Act:

               (i) Mandatory Amendments (notice period for convening the general meeting changed to 3-5 weeks prior to general meeting, deadline for submission of shareholder proposals changed to 6 weeks prior to general meeting, introduction of a mandatory record date, amendment of deadline for admission cards to 3 days prior to general meeting)

               (ii) Consequential Editorial Amendments (various editorial amendments of references and wording to reflect revised terminology in the new Danish Companies Act)

          (B)  Other Amendments

               (i)  Articles 5.1, 5.10 and Article 17.2 (to be renumbered to
                    Article 18.2) (adoption of generic reference to "central securities depository" to replace reference to Vaerdipapircentralen A/S, now VP Securities A/S)

               (ii) Articles 8.2, 11.2 and 11.4 (direct election by the Annual
                    General Meeting of the chairman and vice chairman of the Board of Directors)

               (iii) Article 13.1 (to be renumbered to Article 14.1) (amendment of the rule of signature)

               (iv) New Article 13 (English as corporate language)

               (v) Article 16.2 (to be renumbered to Article 17.2) (amendment of wording to reference to applicable law re annual report)

               (vi) Article 17.2 (to be renumbered to Article 18.2) (deletion of sentence on lapse of the right to dividends).

     7.2 Reduction of the Company's B share capital from DKK 512,512,800 to DKK 492,512,800 by cancellation of 20,000,000 B shares of DKK 1 each from the Company's own holdings of B shares at a nominal value of DKK 20,000,000, equal to slightly more than 3.2% of the total share capital. After implementation of the share capital reduction, the Company's share capital will amount to DKK 600,000,000, divided into A share capital of DKK 107,487,200 and B share capital of DKK 492,512,800.

     7.3 Authorisation of the Board of Directors, until the next Annual General Meeting, to allow the Company to acquire own shares of up to 10% of the share capital and at the price quoted at the time of the purchase with a deviation of up to 10%.

     7.4  Amendments to the Incentive Guidelines.

8.   Authorisation to the chairman of the meeting.

9.   Miscellaneous.

ELABORATION AND STATEMENT EXPLAINING THE PROPOSALS:

Re agenda item 3:
The Board of Directors proposes that the Annual General Meeting 2010 approve the actual remuneration of the Board of Directors for 2009 as well as the remuneration level for 2010.

For 2010, the Board of Directors proposes the same remuneration structure and levels as for 2009.

Reference is made to pages 39-40 and pages 78-80 of the Annual Report 2009.

Re agenda item 4:
The proposed dividend for 2009 is DKK 7.5 for each Novo Nordisk B share of DKK 1 and for each Novo Nordisk A share of DKK 1. This is a 25 % increase compared with the dividend for the fiscal year 2008 (DKK 6.00 for each share of DKK 1.00). No dividend will be paid on the Company's holding of its own shares.

Re agenda item 5:
Novo Nordisk A/S is aiming at composing a Board of Directors consisting of persons who have such knowledge and experience that the collective Board of Directors can attend to the interests of the Company and thus the interests of the shareholders with due respect to other stakeholders of the Company in the best possible way. When identifying and selecting suitable candidates for the Board of Directors, diversity is also considered. The Board of Directors actively contributes to developing the Company as a globally operating, focused pharmaceutical company, and supervises the management in its decisions and operations.

Please see the Company's website novonordisk.com under 'About Novo Nordisk' a 'Corporate governance' for a more detailed description of the competence criteria of the Board of Directors.

All board members are to be elected or re-elected each year. Thus each board member's term expires in 2010. The Board of Directors proposes re-election of all current board members elected by the Annual General Meeting: Sten Scheibye, Goran A Ando, Henrik Gurtler, Pamela J Kirby, Kurt Anker Nielsen, Hannu Ryopponen and Jorgen Wedel.

It is the assessment of the Board of Directors that the proposed composition of the Board of Directors complies with the above-mentioned criteria. More specifically, in relation to diversity of the Board of Directors, it is the assessment of the Board of Directors that the current composition is appropriate.

In addition to their professional qualifications, the proposed candidates possess significant experience from the management of international pharmaceutical and high-technology companies, and together they have the knowledge and the professional and international experience which are competences important to the work of the Board of Directors.

In the Danish Corporate Governance Recommendations (2008), it is recommended that at least half of the board members elected by the Annual General Meeting shall be independent of the Company. Mr Nielsen and Mr Gurtler were chief financial officer and corporate executive vice president, respectively, with special responsibility for Corporate Staffs of Novo Nordisk A/S, prior to the demerger into Novo Nordisk A/S and Novozymes A/S in 2000. Furthermore, Mr Nielsen, Mr Gurtler and Dr Ando hold executive or board positions in Novo A/S and the Novo Nordisk Foundation, respectively. If the proposed candidates are elected to the Board of Directors, the Board of Directors will satisfy the requirements of the Danish Corporate Governance Recommendations (2008) as four of the seven board members elected by the Annual General Meeting are independent of the Company according to the criteria of the Recommendations.

In addition, the proposed composition of the Board of Directors will enable the Board of Directors to elect members to the Audit Committee who qualify as independent and as financial experts as required and defined by the US Securities and Exchange Commission (SEC) as well as the Danish Act on Approved Auditors and Audit Firms.

The Board of Directors considers that the size of the Board is appropriate in relation to the requirements of the Company.

The proposed board candidates have the following backgrounds. Independence is defined in accordance with the Danish Corporate Governance Recommendations
(2008) designated by NASDAQ OMX Copenhagen (NASDAQ OMX) unless otherwise stated:

STEN SCHEIBYE is chairman of the Board of Directors of Novo Nordisk A/S. From 1995 to 2008 he was president and CEO of Coloplast A/S, Denmark. Before joining Coloplast in 1993, Mr Scheibye served as senior vice president, sales & marketing in Leo Pharma A/S, Denmark. He joined Leo Pharma in 1981.

Mr Scheibye is chairman of the Board of Directors of the Trade Council of Denmark and the Board of Governors of DTU (the Technical University of Denmark) and a member of the boards of Danske Bank A/S, Ramboll Gruppen A/S, DADES A/S, the Danish Industry Foundation and the Aase and Ejnar Danielsen Foundation, all in Denmark. Furthermore, he is chairman of the Denmark-America Foundation and vice chairman of the Danish Fulbright Commission.

Mr Scheibye has an MSc in Chemistry and Physics from 1978 and a PhD in Organic Chemistry from 1981, both from the University of Aarhus, Denmark, and a BComm from the Copenhagen Business School, Denmark, from 1983.

Mr Scheibye was first elected to the Board of Novo Nordisk A/S in 2003 and has been re-elected several times, most recently in 2009. He became vice chairman in 2004 and chairman in 2006. His term as a board member expires in March 2010.

Mr Scheibye is regarded as an independent board member.

The special competences possessed by Mr Scheibye that are important for the performance of his duties are his knowledge of the healthcare industry, particularly as relates to patients requiring chronic care, and managerial skills relating to international organisations.

Mr Scheibye is a male Danish national, born on 3 October 1951.

GORAN A ANDO, MD, is vice chairman of the Board of Directors of Novo Nordisk A/S. Dr Ando was CEO of Celltech Group plc, UK, until 2004. He joined Celltech from Pharmacia, now Pfizer, US, where he was executive vice president and president of R&D with additional responsibilities for manufacturing, IT, business development and Mergers & Acquisitions (M&A) from 1995 to 2003.

From 1989 to 1995, Dr Ando was medical director, moving to deputy R&D director and then R&D director of Glaxo Group, UK. He was also a member of the Glaxo Group Executive Committee.

Dr Ando is a specialist in general medicine and a founding fellow of the American College of Rheumatology in the US. Dr Ando serves as chairman of the board of Novexel SA, France, as vice chairman of the Board of S*Bio Pte Ltd, Singapore, and as a board member of Novo A/S, Denmark, EDBI Pte Ltd, Singapore, NicOx SA, France, EUSA Pharma, UK, CBio Ltd, Australia, and Albea Pharmaceuticals AG, Switzerland. Dr Ando also serves as a Senior Advisor to Essex Woodlands Health Ventures Ltd, UK, and is chairman of the Scientific Advisory Board, Southwest Michigan First, US.

Dr Ando qualified as a medical doctor at Linkoping Medical University, Sweden, in 1973 and as a specialist in general medicine at the same institution in 1978.

Dr Ando was first elected to the Board of Novo Nordisk A/S in 2005 and has been re-elected several times, most recently in 2009. His term as a board member expires in March 2010. Dr Ando became vice chairman of the Novo Nordisk A/S Board in 2006. Dr Ando has also been designated research and development facilitator by the Board of Novo Nordisk A/S.

Dr Ando is not regarded as an independent board member due to his membership of the Board of Novo A/S.

The special competences possessed by Dr Ando that are important for the performance of his duties are his medical qualifications and extensive executive background within the international pharmaceutical industry.

Dr Ando is a male Swedish national, born on 6 March 1949.

HENRIK GURTLER has been president and CEO of Novo A/S, Denmark, since 2000. He was employed by Novo Industri A/S, Denmark, as an R&D chemist in the Enzymes Division in 1977. After a number of years in various specialist and managerial positions within this area, Mr Gurtler was appointed corporate vice president of Human Resource Development in Novo Nordisk A/S in 1991, and in 1993 he was appointed corporate vice president of Health Care Production. From 1996 to 2000 he was a member of Corporate Management of Novo Nordisk A/S with special responsibility for Corporate Staffs.

Mr Gurtler is chairman of the boards of Novozymes A/S, Copenhagen Airports A/S and COWI A/S, all in Denmark.

Mr Gurtler has an MSc in Chemical Engineering from the Technical University of Denmark from 1976.

Mr Gurtler was first elected to the Board of Novo Nordisk A/S in 2005 and has been re-elected several times, most recently in 2009. His term as a board member expires in March 2010.

Mr Gurtler is not regarded as an independent board member due to his former position as an executive in Novo Nordisk A/S and his present position as president and CEO of Novo A/S.

The special competences possessed by Mr Gurtler that are important for the performance of his duties are his knowledge of the Novo Group's business and its policies and his knowledge of the international biotech industry.

Mr Gurtler is a male Danish national, born on 11 August 1953.

PAMELA J KIRBY was, from 2001 to 2003, CEO of the contract research organisation Quintiles Transnational Corporation, US, and before that, Dr Kirby was director of Global Strategic Marketing for F. Hoffmann-La Roche Limited, Switzerland, from 1998 to 2001. From 1996 to 1998, Dr Kirby was commercial director at British Biotech plc, UK, and from 1979 to 1996 Dr Kirby was employed by Astra (now AstraZeneca) in various international positions, most recently as regional director/vice president Corporate Strategy, Marketing and Business Development.

Dr Kirby is chairman of the Board of Scynexis Inc, US, and a board member of Smith & Nephew plc, UK, and Informa plc, Switzerland.

Dr Kirby has a BSc in Pharmacology (1975) and a PhD in Clinical Pharmacology
(1978), both from the University of London, UK.

Dr Kirby was elected to the Board of Directors of Novo Nordisk A/S for the first time in 2008 and she was re-elected in 2009. Her term as a board member expires in March 2010.

Dr Kirby is regarded as an independent board member.

The special competences possessed by Dr Kirby that are important for the performance of her duties are her scientific qualifications and extensive executive background within the international pharmaceutical and biotech industry, particularly as relates to marketing, strategic planning, clinical trials and lifecycle management in relation to pharmaceutical products.

Dr Kirby is a female British national, born on 23 September 1953.

KURT ANKER NIELSEN was initially employed in Novo Industri A/S in 1974 as an economist. He served as CFO and deputy CEO of Novo Nordisk A/S until 2000 and from 2000 to 2003 he was CEO of Novo A/S.

He serves as vice chairman of the Board of Novozymes A/S and as a member of the Board of Directors of the Novo Nordisk Foundation, LifeCycle Pharma A/S, Denmark, and ZymoGenetics, Inc, US. He is chairman of the Board of Reliance A/S, Denmark, and a member of the board of Vestas Wind Systems A/S, Denmark. In Novozymes A/S, LifeCycle Pharma A/S, ZymoGenetics, Inc and Vestas Wind Systems A/S he is also elected Audit Committee chairman. Mr Nielsen serves as chairman of the Board of Directors of Collstrup's Mindelegat, Denmark.

Mr Nielsen has an MSc in Commerce and Business Administration from the Copenhagen Business School, Denmark, from 1972.

Mr Nielsen was first elected to the Board of Novo Nordisk A/S in 2000 and has been re-elected several times, most recently in 2009. His term as a board member expires in March 2010.

Mr Nielsen has been chairman of the Audit Committee at Novo Nordisk A/S since 2004 and is designated as Audit Committee financial expert (as defined by the US
SEC).

Mr Nielsen qualifies as an independent Audit Committee member as defined by the US SEC. He is not regarded as an independent board member under the Danish Corporate Governance Recommendations (2008) due to his former position as an executive in Novo Nordisk A/S and his membership of the Board of the Novo Nordisk Foundation.

The special competences possessed by Mr Nielsen that are important for the performance of his duties are his in-depth knowledge of Novo Nordisk A/S and its businesses, his working knowledge of the global pharmaceutical industry and his experience in working with accounting, financial and capital markets issues.

Mr Nielsen is a male Danish national, born on 8 August 1945.

HANNU RYOPPONEN was, until 2009 CFO, and deputy CEO in Stora Enso Oyj (FI). Before that he was CFO and executive in Royal Ahold (NL) from 2003 to 2005 and served on the Board of Directors of the ICA Group (SE) including the chairmanship of the Audit Committee. From 1999 to 2003, Mr Ryopponen was Finance Director of Industri Kapital Group, UK. Mr Ryopponen served as CFO of the IKEA Group, Denmark, from 1985 to 1998, including a position as deputy CEO in IKANO Asset Management from 1998 to 1999. From 1977 to 1985, Mr Ryopponen held various management positions at Chemical Bank in the US and the UK, as well as for Alfa Laval in the US and Sweden.

Mr Ryopponen is the chairman of the Board of Directors of Tiimari Oyj, a member of the Board of Directors of Neste Oil Oyj, Amer Sports Oyj and Rautaruukki Oyj, all in Finland. Mr Ryopponen is also the chairman of the Audit Committees of Amer Sports Oyj and Rautaruukki Oyj, and a member of the Audit Committee of Neste Oil Oyj. Finally, Mr Ryopponen is chairman of the Board of Directors of the Altor private equity funds, Altor 2003 GP Limited, Altor Fund II GP Limited, Altor III GP Limited, Jersey, Channel Islands and a member of the Board of Directors of the private equity fund Value Creation Investments Limited, Jersey, Channel Islands.

Mr Ryopponen has a BA in Business Administration (1976) from Hanken School of Economics, Helsinki.

Mr Ryopponen was elected to the Board of Directors of Novo Nordisk A/S at the Annual General Meeting in March 2009 for the first time. His term as a board member expires in March 2010.

Mr Ryopponen qualifies as an independent Audit Committee member as defined by the US SEC and is regarded as an independent board member under the Danish Corporate Governance Recommendations (2008).

In March 2009 the Board of Directors of Novo Nordisk A/S elected Mr Ryopponen as a member of the Audit Committee and designated him financial expert under both Danish and US law.

The special competences possessed by Mr Ryopponen that are important for the performance of his duties are his international executive background and thorough understanding of managing finance operations in global organisations, in particular in relation to accounting, financing and capital markets issues, but also because of his experience within private equity and Mergers & Acquisitions (M&A).

Mr Ryopponen is a male Finnish national, born on 25 March 1952.

JORGEN WEDEL was executive vice president of the Gillette Company, US, until 2001. He was responsible for Commercial Operations, International, and was a member of Gillette's Corporate Management Group. From 2004 to 2008 he was a board member of ELOPAK AS, Norway.

Mr Wedel has an MSc in Commerce and Business Administration from the Copenhagen Business School, Denmark, from 1972, majoring in accounting and financing and an MBA from the University of Wisconsin, US, from 1974.

Mr Wedel was first elected to the Board of Novo Nordisk A/S in 2000 and has been re-elected several times, most recently in 2009. His term as a board member expires in March 2010.

Mr Wedel has been a member of the Audit Committee at Novo Nordisk A/S since 2005 and in March 2009 he was designated by the Board of Directors as financial expert under both Danish and US law.

Mr Wedel qualifies as an independent Audit Committee member as defined by the US SEC and is regarded as an independent board member under the Danish Corporate Governance Recommendations (2008).

The special competences possessed by Mr Wedel that are important for the performance of his duties are his background as a senior sales and marketing executive in a globally operating consumer-oriented company within the fast-moving consumer goods industry, as well as particular insight into the US market. In addition, he possesses competences in relation to auditing and accounting.

Mr Wedel is a male Danish national, born on 10 August 1948.

                                  *******

Re agenda item 7 - Proposals from the Board of Directors:

Re agenda item 7.1:
The Board of Directors proposes a number of amendments to the Articles of Association. A substantial part of the amendments relates to the adoption of the new Danish Companies Act (Danish Act no. 470 of 12 June 2009), which inter alia sets out improved shareholder information and participation rights, see further item (A) below. These amendments are grouped into amendments that are required under the Act (referred to as "Mandatory Amendments" below) and included in sub-section (i) and a number of editorial amendments that are not required but which are proposed as a consequence of the new Act (referred to as "Consequential Editorial Amendments" and included in sub-section (ii) below).

The Mandatory Amendments and the Consequential Editorial Amendments will each be submitted for approval at the Annual General Meeting as one proposal.

In addition to the above, the Board of Directors proposes certain other amendments primarily not related to the adoption of the new Danish Companies Act, see further item (B) below. The items under item (B) will be submitted for approval at the Annual General Meeting as individual proposals.

A revised set of Articles of Association reflecting all of the amendments proposed under (A) and (B) will from Friday 26 February 2010 be available at the Company's website novonordisk.com under 'About Novo Nordisk' - 'Corporate governance'.

(A)  Amendments relating to the new Danish Companies Act

     (i)  Mandatory Amendments:

     -    Articles 5.1, 6.5 and existing Article 17.2 (to be renumbered to
          Article 18.2): It is proposed to amend the term "aktiebog" (applied in the Danish version of the Articles of Association) to "ejerbog" in order to comply with revised terminology applied in the new Act. In the English translation of the Articles of Association the "Register of Shareholders" shall be amended accordingly to the "Register of Owners". If the new Danish Companies Act Section 5, item 8, re changed terminology has not come into force at the time of the general meeting the Board of Directors proposes, that the amendment becomes effective at the time this Section enters into force. The procedure regarding this condition precedent is described below.

     - Article 7.5: It is proposed to amend the notice period for general meetings to the statutory minimum of 3 weeks and maximum of 5 weeks. If the new Danish Companies Act Section 94 (2) re changed convening notice period has not come into force at the time of the general meeting the Board of Directors proposes, that the amendment becomes effective at the time this Section enters into force. The procedure regarding this condition precedent is described below.

     - Article 8.1: It is proposed to amend the deadline for submission of shareholder proposals to the statutory 6 weeks prior to the general meeting with a right for the Board of Directors to accept proposals submitted after the deadline.

     - Article 9.1: It is proposed to introduce new wording to reflect the statutory record date for determining shareholder status and voting rights as introduced by the new Act. The rules on documenting title to shares are deleted to align the wording with the new Act. If the new Danish Companies Act Section 84 (1), 1 and 2 sentence, and Section 84
          (2) re a record date have not come into force at the time of the general meeting, the Board of Directors proposes that the amendment becomes effective at the time these provisions in the Sections enter into force. The procedure regarding this condition precedent is described below.

     - Article 9.1: It is proposed to change the deadline for requesting admission cards from 5 to 3 days and to separate this requirement into a separate Article 9.2. Existing Articles 9.2-9.4 are renumbered to Articles 9.3-9.5 and the related references in Articles 5.3 and 10.5 are revised accordingly.

     - Articles 10.1 and 10.2: It is proposed to change the reference to "the Danish Public Companies Act" to "the Danish Companies Act". If the first part of the new Danish Companies Act has not come into force at the time of the general meeting, the Board of Directors proposes that the amendments become effective at the time the first part of the new Danish Companies Act enters into force. The procedure regarding this condition precedent is described below.

     (ii) Consequential Editorial Amendments:

     - Article 1.2: It is proposed to delete the company name in parenthesis after the secondary names as this is not required under the new Act. The proposal requires that the new Danish Companies Act Section 28 has come into force at the time of the general meeting.

     - Articles 4.2 and 5.1: It is proposed to include in Article 5.1 a right for the Company to issue share certificates for A-shares and to delete the rules on issuance of share certificates in Article 4.2.

     - Article 7.4: It is proposed to amend the wording on the maximum period allowed to call an extraordinary general meeting to reflect the wording applied in the new Act.

     - Article 7.5: It is proposed to add a description of all methods applied for convening the general meeting, i.e. via newspaper, via letter to the shareholders and via the IT system of the Danish Commerce and Companies Agency together with publication on the Company's website.

     - Article 7.6: It is proposed to amend the wording to reflect the statutory requirement to disclose at least 3 weeks prior to a general meeting documents relating to the general meeting on the Company's website.

     - Article 8.5: It is proposed to amend the wording regarding authorisation to hold the general meeting in English to reflect the wording applied in the new Act.

     - Article 9.5: It is proposed to introduce wording to reflect the statutory right of shareholders under the new Act to submit votes by correspondence prior to the general meeting. The Board of Directors proposes, that the amendment becomes effective at the time the new Danish Companies Act Section 104 (2) enters into force. The procedure regarding this condition precedent is described below.

     - Articles 10.2, 10.3 and 10.4: It is proposed to amend the wording of the majority requirements in order to reflect that the new Act allows for certain amendments to take place with lower majority or without shareholder vote and in general to align the wording with the wording in the new Act. If the new Danish Companies Act Section 106 (1) re majority requirements has not come into force at the time of the general meeting, the Board of Directors proposes that the amendments become effective at the time this Section enters into force. The procedure regarding this condition precedent is described below.

     - Article 10.5: It is proposed to clarify that the use of a proxy for a second general meeting is subject to the shareholder granting the proxy having a right to meet and vote at the general meeting pursuant to inter alia the rules regarding mandatory record date and admission cards. If the new Danish Companies Act Section 84 (1), 1 and 2 sentence, and Section 84 (2) re a record date have not come into force at the time of the general meeting, the Board of Directors proposes that the amendment becomes effective at the time these provisions in the Section enter into force. The procedure regarding this condition precedent is described below.

     - Article 11.5: It is proposed to add a reference to the mandatory right of the auditor to call a board meeting.

(B)  OTHER AMENDMENTS

     (i) Articles 5.1, 5.10 and 17.2 (to be renumbered to Article 18.2): It is proposed to adopt a generic reference to "central securities depository" to replace the reference to "Vaerdipapircentralen A/S", now "VP Securities A/S", in order to avoid subsequent amendments to the Articles of Association due to name change or change in central securities depository. A revised wording is proposed concerning shares issued by a central securities depository.

     (ii) Articles 8.2, 11.2 and 11.4: In order to obtain greater transparency it is proposed that the Annual General Meeting elects the chairman as well as the vice chairman of the Board of Directors. Furthermore, in
          Article 11.4 it is also proposed that the Board of Directors is given the power to fill vacancies until holding of the next annual general meeting.

     (iii) Article 13.1 (to be renumbered to Article 14.1): In order to obtain greater flexibility, it is proposed to change the rule of signature to allow also i) the chairman to sign with a board member and ii) the vice chairman to sign with a board member.

     (iv) Article 13: It is proposed to formally adopt English as the corporate language of Novo Nordisk A/S. If the new Danish Companies Act Section 126 re corporate language has not come into force at the time of the general meeting, the Board of Directors proposes that the amendment becomes effective at the time this Section enters into force. The procedure regarding this condition precedent is described below.

     (v) Article 16.2 (to be renumbered to Article 17.2): It is proposed to replace the requirements for the Annual Report stated in the Articles of Association by a general reference to applicable law.

     (vi) Article 17.2 (to be renumbered to Article 18.2): It is proposed to delete the last sentence on lapse of the right to dividends due to conflict with the new Danish Limitation Act (Danish Act no. 522 of 6 June 2007). The deletion implies that the lapse of the right to dividends will follow applicable law.

Procedure in connection with the conditions precedent:

The Board of Directors shall be authorised to make the amendments of the Articles of Association as follows:

If the new Danish Companies Act Section 5, item 8, Section 84 (1), 1 and 2 sentence, Section 84 (2), Section 94 (2), Section 106 (1), and Section 126, cf. agenda items 7.1A(i)-(ii) and 7.1B(iv) have not come into force at the time of the general meeting, the Board of Directors proposes the amendments adopted as conditions precedent according to the procedure prescribed by the Danish Commerce and Companies Agency.

The proposal concerning votes by correspondence is proposed as a condition precedent in all circumstances as it is not set to come into force until May 2010.

Information about the conditions precedent shall be included in the Articles of Association. Concerning each provision this means that the previous existing provision is maintained without amendments. Following each previous existing provision it is stated: "When the new Danish Companies Act has come into force this provision in the Articles of Association shall be written as follows:" - hereafter the new provision adopted by the general meeting shall be stated.

When each section in the new Danish Companies Act has come into force, the amendments to the Articles of Association (including the amendments concerning the record date) will be made effective at the same time. The Board of Directors shall soonest hereafter amend the Articles of Association accordingly, so that the provision(s) in the Articles of Association in question only state(s) the new provision(s). The new Articles of Association shall be published and submitted to the Danish Commerce and Companies Agency.

Re agenda item 7.2:
The Board of Directors proposes a reduction of the Company's B share capital from DKK 512,512,800 to DKK 492,512,800 by cancellation of part of the Company's portfolio of own B shares at a nominal value of DKK 20,000,000 divided into 20,000,000 B shares of DKK 1 each. After the implementation of the share capital reduction, the Company's share capital will amount to DKK 600,000,000, divided into A share capital of DKK 107,487,200 and B share capital of DKK 492,512,800.

The purpose of the reduction of the Company's share capital is to distribute funds to the shareholders as the reduction amount has been distributed to the shareholders in payment of shares purchased by the Company in accordance with the authorisations granted to the Board of Directors at previous general meetings. As a result, the share capital is reduced by nominally DKK 20,000,000 and the Company's portfolio of own shares is reduced by 20,000,000 B shares of DKK 1 each. These B shares were acquired for the total sum of DKK 6,005,493,359.08, which means that in addition to the nominal amount of reduction, DKK 5,985,493,359.08 has been distributed to the shareholders.

The Board of Directors' proposal to reduce the Company's B share capital is made in order to maintain capital structure flexibility.

Adoption of the proposal implies the following change of Article 4.1 in the Articles of Association of the Company that will take effect upon completion of the capital reduction:

"4.1 The share capital of the Company amounts to DKK 600,000,000 divided into A share capital of DKK 107,487,200 and B share capital of DKK 492,512,800."

Re agenda item 7.3:
The Board of Directors proposes that the Annual General Meeting authorise the Board of Directors, until the next Annual General Meeting, to allow the Company to acquire own shares of up to 10% of the share capital and at the price quoted at the time of the purchase with a deviation of up to 10%.

The Board of Directors considers it to be good corporate governance and consistent with the Company's strategy for its share buy back-programmes, that the mandate to acquire own shares is limited in amount and approved by the Annual General Meeting on an annual basis.

Re agenda item 7.4:
In 2008 the Annual General Meeting approved the Incentive Guidelines concerning remuneration for the Board and Executive Management.

The current Incentive Guidelines contains reference to a long-term incentive programme consisting of a joint share bonus pool for participants which include the Senior Vice Presidents of Novo Nordisk Group. The revised proposal reflects the fact that not all Senior Vice Presidents of the Novo Nordisk Group (the Senior Management Board) are in the same joint share bonus pool as the Executive Management.

In addition the Board of Directors proposes to transfer the remuneration overview table to the Company's Remuneration Principles to enable a more operational handling of minor changes to, e.g.; Danish pension tax law. Finally, the Board of Directors proposes to change the reference to OMX in the Incentive Guidelines to "NASDAQ OMX Copenhagen" to reflect the new ownership.

Re agenda item 8:
The Board of Directors proposes that the general meeting authorises the chairman of the meeting to notify decisions adopted by the general meeting and which require notification to the Danish Commerce and Companies Agency and to make corrections in the documents which are drafted in connection with these decisions to the extent required by the Danish Commerce and Companies Agency in order to register the decisions.

                                    ********

To adopt the proposals to amend the Articles of Association under item 7.1 and the proposal to reduce the share capital under agenda item 7.2, at least two thirds of the total number of votes in the Company shall be present at the Annual General Meeting and at least two thirds of the votes cast as well as of the share capital represented at the Annual General Meeting shall vote for the proposals, cf. Articles 10.2 and 10.3 of the Articles of Association. All other proposals may be adopted by a simple majority of votes cast. If at the time of the Annual General Meeting it has been made possible by way of regulation to adopt some of the proposals concerning the new Danish Companies Act with less majority and quorum requirement, this less majority and quorum requirement shall apply.

                                    ********

SHARE CAPITAL AND VOTES
The current share capital of the Company amounts to DKK 620,000,000, divided into A share capital of DKK 107,487,200 and B share capital of DKK 512,512,800. The A shares have 10 votes per DKK 0.01 of the A share capital, whereas the B shares have one vote per DKK 0.01 of the B share capital. A shareholder is entitled to attend and to vote at a general meeting provided the shareholder has obtained an admission card (see below). The voting rights may be exercised by a proxy-holder provided such holder substantiates his/her right to attend the Annual General Meeting by presenting an admission card and a duly dated instrument of proxy.

ADMISSION CARDS AND SUBMISSION OF VOTES BY PROXY
Requests for admission cards and instructions for submission of votes by proxy must be received by either VP Investor Services A/S ("VP") or the Company no later than FRIDAY 19 MARCH 2010 AT 4 PM (CET).

Admission and voting cards for the Annual General Meeting may be obtained

- by returning the enclosed requisition, duly completed and signed, in the enclosed envelope to VP,

-    by phone to VP on tel +45 4358 8891,

- via the Company's website novonordisk.com/AGM or VP's website www.uk.vp.dk/agm using a compatible electronic signature or PIN code solution. Electronic signatures used for netbanking services offered by credit institutions based in Denmark will typically be compatible. For further information please see novonordisk.com/AGM .

Voting instructions by proxy can be completed and submitted via the Company's website novonordisk.com/AGM or VP's website www.uk.vp.dk/agm using the same procedure as described above.

If you are not able to attend the Annual General Meeting, the Board of Directors would appreciate receiving a proxy to exercise the voting rights attached to your shares. According to Danish law, a proxy for the Annual General Meeting is only valid if it is in writing (or submitted via qualified IT systems) and is signed and dated after 24 March 2009 (i.e. one year before the Annual General Meeting in 2010, at the earliest).

WRITTEN QUESTIONS

Shareholders may pose written questions to the management of the Company about the agenda and documents concerning the Annual General Meeting. Written questions should be sent to klda@novonordisk.com

LANGUAGE

Also at this year's Annual General Meeting representatives of the Company and the chairman of the Annual General Meeting will conduct their presentations in English. Shareholders will be entitled to speak in Danish or English. Simultaneous translation from English to Danish and from Danish to English will be available for participating shareholders.

WEBCAST

As in previous years, the
Company will webcast the Annual General Meeting live in a Danish and an English version. Please see the Company's website novonordisk.com .

ACCESS TO INFORMATION

The agenda, the notice, the complete proposals in the form of the proposed revised Articles of Association together with a mark-up of the existing Articles of Association and the proposed Incentive Guidelines together with a mark-up of the existing Incentive Guidelines, and the Annual Report 2009 in complete and unabbreviated form will be available to shareholders for inspection at the Company's office, Novo Alle, DK-2880 Bagsvaerd, on weekdays between 10 am (CET) and 2 pm (CET) from Friday 26 February 2010 to Wednesday 24 March 2010. As from Friday 26 February 2010, the documents will also be available at the Company's website novonordisk.com under 'About Novo Nordisk' - 'Corporate governance', or you can order a copy by contacting Novo Nordisk A/S on tel +45 4442 3434.

DIVIDEND PAYMENT

After deduction of potential withholding tax, the dividend as approved at the Annual General Meeting will be transferred to Novo Nordisk A/S' shareholders via VP Securities A/S. Further information on dividend can be found in the Annual Report 2009 p 49.

INSTRUCTIONS FOR DIRECTION TO THE VENUE OF THE ANNUAL GENERAL MEETING

Public transportation to the Annual General Meeting is possible with HT buses (lines 4A and 30), or with the Metro, direction Vestamager, to Bella Center Station. Please notice that the entrance to the Annual General Meeting is at Bella Center's WEST entrance which is on the opposite side from the Metro Station. Against payment, parking is available outside Bella Center. P5, P1 and P2 are the closest areas.

INFORMATION MEETING

Novo Nordisk will host an information meeting conducted in Danish for the Company's shareholders on 24 March 2010 at 5 pm (CET) at Bella Center. Further information about the meeting may be obtained at the Company's website novonordisk.com/AGM and in the attached letter.

Yours sincerely

Novo Nordisk A/S
The Board of Directors

APPENDIX TO NOVO NORDISK A/S' AGM COMPANY ANNOUNCEMENT DATED 26 FEBRUARY 2010

Guidelines for incentive-based remuneration for the Board of Directors and Executive Management of Novo Nordisk A/S

These Incentive Guidelines apply to incentive programmes for the Board of Directors and Executive Management in Novo Nordisk A/S, where remuneration is dependent on individual or company performance.

THE BOARD OF DIRECTORS

The members of the Board of Directors are remunerated with a fixed fee and are not offered stock options, warrants or participation in other incentive programmes where remuneration is dependent on individual or company performance.

EXECUTIVE MANAGEMENT

Executive Management (meaning the executives registered as executives with the Danish Commerce and Companies Agency) may be entitled to participate in the following incentive programmes: 1) a Short-term Incentive Programme and 2) a Long-term Incentive Programme.

The short-term incentive programme may result in a maximum payout per year equal to four months' fixed base salary plus pension contribution. The long-term incentive programme may result in a maximum grant per year equal to eight months' fixed base salary plus pension contribution. Consequently, the aggregate maximum amount that may be granted as incentives for a given year is equal to 12 months' fixed base salary plus pension contribution for each member of Executive Management.

Apart from the above-mentioned programmes, members of Executive Management are not offered stock options, warrants or participation in other incentive programmes where remuneration is dependent on individual or company performance.

Short-term Incentive Programme (STIP)
The STIP consists of a cash bonus which is linked to the achievement of a number of pre-defined functional and individual business targets for each member of Executive Management. The targets for the chief executive officer are fixed by the chairman of the Board of Directors while the targets for the executive vice presidents are fixed by the chief executive officer. The chairman of the Board evaluates the degree of target achievement for each member of the Executive Management, and cash bonuses for a particular financial year - if any - are paid at the beginning of the subsequent financial year.

The cash bonus for each participating member cannot exceed an amount equal to four months' fixed base salary plus pension contribution per year. The calculation of the cash bonus - if any - for a year is typically based on the salary in December.

Long-term Incentive Programme (LTIP)
Each year in January the Board of Directors decides whether or not to establish an LTIP for that calendar year.

The LTIP is based on an annual calculation of shareholder value creation as compared to the budgeted performance for the year.

In line with Novo Nordisk's long-term financial targets, the calculation of shareholder value creation is based on reported operating profit after tax reduced by a Weighted Average Cost of Capital (WACC)-based return requirement on average invested capital.

A proportion of the calculated shareholder value creation is allocated to a joint pool for participants, which in addition to Executive Management includes other members of the Senior Management Board.

For members of Executive Management the joint pool operates with a yearly maximum allocation per participant equal to eight months' fixed base salary plus pension contribution.

The joint pool may, subject to the Board of Directors' assessment, be reduced in case of a lower than planned performance on significant research and development projects and key sustainability projects. Targets for non-financial performance related to sustainability and research and development projects may include achievement of certain milestones within set dates.

Once the joint pool has been approved by the Board of Directors the total cash amount is converted into Novo Nordisk A/S B shares at market price. The market price is calculated as the average trading price for Novo Nordisk A/S B shares on NASDAQ OMX Copenhagen in the open trading window following the release of financial results for the year prior to the bonus year; i. e. in the open trading window following immediately after the Board of Directors approval of the programme.

The shares in the joint pool are allocated to the participants on a pro rata basis: the chief executive officer participates with three units, executive vice presidents participate with two units each and other members of the Senior Management Board participate with one unit each.

The shares in the joint pool for a given year will be locked up for three years before it is transferred to the participants, including Executive Management. Upon resignation during the lock-up period by a participant, the shares will remain in the joint pool to the benefit of the other participants.

In the lock-up period the Board of Directors may remove shares from the joint pool in case of lower than planned value creation in subsequent years, eg if the economic profit falls below a predefined threshold compared to the budget for a particular year.

In the lock-up period the market value of the joint pool will change dependent upon the development in the Novo Nordisk B share price and consequently the interests of the participants including Executive Management are aligned with those of the shareholders.

No dividends are paid on shares in the bonus pool in the lock-up period and the shares in the bonus pool are administered as part of Novo Nordisk's holding of treasury shares.

Novo Nordisk continuously covers its obligations under the LTIP through its holding of treasury shares.

In the examples below - that have been included for illustrative purposes only - it is assumed that the maximum number of shares - corresponding to eight months' worth of fixed base salary is allocated to the bonus pool. It is further assumed that the number of shares in the bonus pool is not reduced during the lock-up period.

Example 1: If the share price increases by 10% per annum and the fixed base salary increases by 4% per annum in the lock-up period, the value of the shares at payout will correspond to approximately 10 months' fixed base salary in the year of payout.

Example 2: If the share price stays flat and the fixed base salary increases by 4% per annum in the lock-up period, the value of the shares at payout will correspond to approximately seven months' fixed base salary in the year of payout.

Bagsvaerd, 24 March 2010





Company Announcement no 11 2010

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: FEBRUARY 26, 2010                        NOVO NORDISK A/S
                             ---------------------------------------------------
                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer